Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

INTRODUCTION

This management discussion and analysis (‟MD&A”) comments on the financial results and the financial situation of Neptune Wellness Solutions Inc. (‟Neptune”, the ‟Corporation” or the ‟Company”) including its subsidiaries, Biodroga Nutraceuticals Inc. (‟Biodroga”), SugarLeaf Labs, Inc. (‟SugarLeaf”), 9354-7537 Québec Inc. and Neptune Holding USA, Inc. for the three-month and six-month periods ended September 30, 2019 and 2018. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month and six-month periods ended September 30, 2019 and 2018. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

In this MD&A, financial information for the three-month and six-month periods ended September 30, 2019 and 2018 is based on the consolidated interim financial statements of the Corporation, which were prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards (‟IFRS”), as issued by the International Accounting Standards Board (‟IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on November 8, 2019. Disclosure contained in this document is current to that date, unless otherwise noted.

Note that there have been no significant changes with regards to the ‟Related Party Transactions” or ‟Consolidated Off-Balance Sheet Arrangements” to those outlined in the Corporation’s 2019 annual MD&A as filed with Canadian securities regulatory authorities on June 12, 2019. As such, they are not repeated herein. The Corporation has modified certain Critical Accounting Policies and Estimates, (refer to "Changes in Accounting Policies and Future Accounting Changes").

Unless otherwise indicated, all references to the terms ‟we”, ‟us”, ‟our”, ‟Neptune”, ‟enterprise”, ‟Company” and ‟Corporation” refer to Neptune Wellness Solutions Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to thousands of Canadian dollars. References to ‟CAD” and ‟USD” refer to Canadian dollars and US dollars, respectively. Information disclosed in this report has been limited to what management has determined to be ‟material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute ‟forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "projects," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results. Forward-looking information in this MD&A includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based and hemp-based products in the legal market.

management discussion and analysis of the financial situation and operating results

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the ‟Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the ‟AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Investors section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under ‟Risk Factors”.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses two adjusted financial measures, Adjusted Segment Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted Segment EBITDA) and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) to assess its operating performance. These non-IFRS financial measures are directly derived from the Corporation’s financial statements and are presented in a consistent manner. The Corporation uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted Segment EBITDA and Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results. Neptune’s method for calculating Adjusted Segment EBITDA and Adjusted EBITDA may differ from that used by other corporations.

Neptune obtains its Adjusted Segment EBITDA measurement by adding depreciation and amortization and stock-based compensation to segment income (loss) from operating activities before corporate expenses. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), net finance costs and depreciation and amortization and by subtracting income tax recovery. Other items such as stock-based compensation, litigation provisions, acquisition costs and severance and related costs that do not impact core operating performance of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

A reconciliation of segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA are presented later in this document.

BUSINESS OVERVIEW AND RECENT CORPORATE DEVELOPMENT

Neptune specializes in the extraction, purification and formulation of health and wellness products. The Corporation has in excess of 100 customers across several verticals including nutraceutical, cannabis and consumer packaged goods. Neptune’s wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Corporation also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, the Corporation sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and household cleaning products markets. Neptune’s activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. The Company’s head office is located in Laval, Quebec.

management discussion and analysis of the financial situation and operating results

Change in Management Team

On July 8, 2019, Neptune appointed Michael Cammarata, a successful entrepreneur and innovator in the wellness industry, as Chief Executive Officer (“CEO”) and Member of the Board of Directors. Jim Hamilton stepped down from his role as CEO and Director of the Corporation but remains an advisor to the Board. According to his amended employment agreement, Jim Hamilton was entitled to a termination severance and his unvested options vested based on a pro-rata basis of his termination employment date.

Over the past 20 years, Mr. Cammarata has been a serial entrepreneur, developing businesses and successfully investing in various sectors such as wellness products, biotechnology, advertising, electronics and entertainment, through his own venture capital and private equity firm, Random Occurrence.

The Vice-President & Chief Financial Officer (“CFO”) of the Corporation, Mario Paradis, has decided to leave the Corporation with an effective date of November 11, 2019. According to his separation agreement, Mario Paradis is entitled to his unvested options with an accelerated vesting date.

On August 22, 2019, the Corporation added two new members to its team to support the Company’s rapid growth. Neptune appointed Stephen Lijoi, as Vice-President Operations and José Dominguez as Cannabis Sommelier and Formulation Specialist. Stephen Lijoi will oversee all of Neptune’s extraction, manufacturing and packaging operations at the Company’s two facilities, Sherbrooke, Quebec and Conover, North Carolina. Mr. Lijoi has close to 30 years of experience in quality assurance and overseeing all aspects of pharmaceutical and nutritional supplement manufacturing operations. José Dominguez will play an instrumental role in creating, designing and formulating vape pens for Neptune and assist in producing several additional products, which include tinctures, topicals and beverages. José has earned more than 40 individual cannabis awards during his career including first-place awards for CBD flower, sativa flower, hybrid flower and solvent-less hash, which he won at the 2016 Lift Cannabis Cup in Vancouver. In the same year, Highway magazine named José as Canada’s cannabis champion following his success at the Karma Elite Medical Marijuana Cup in 2016 with a first-place win for sativa flower and CBD flower.

On October 17, 2019, Neptune appointed Brett DuBose as Vice-President of Sales for the U.S. Region. Brett has more than 20 years of sales experience, most recently with Lonza Consumer Health and Nutrition where he was Associate Director Sales, for the Eastern U.S. and Canada and previously at Pfizer in the Capsugel division for 14 years, his last role being as Sales Manager Generic & Dietary Supplement.

New Appointment on the Board of Directors

In August 2019, Neptune appointed Mr. Philippe Trudeau to its Board of Directors.

Completion of a Private Placement

On July 18, 2019, Neptune completed a private placement with both existing and new institutional investors resulting in gross proceeds to the Company of $53,971 million (US$41,430 million) (“The Offering”). Upon closing of the Offering, the Company issued an aggregate of 9,415,910 common shares of the Company (“Shares”) at a purchase price of US$4.40 per Share. A portion of the net proceeds from the Offering was used by the Company to fund the initial cash consideration for the acquisition of the assets of SugarLeaf while the balance of such net proceeds will be used for working capital and general corporate purposes, as explained below.

Issuance of Shares

During the six-month period ended September 30, 2019, Neptune issued 210,826 common shares of the Corporation for stock options exercised, 213,192 common shares for DSUs released and 600,000 common shares to a former CEO of the Corporation as part of a settlement regarding severance entitlements under his employment contract terminated in April 2014. During the six-month period ended September 30, 2019, Neptune also issued 750,000 common shares of the Corporation for warrants exercised for a total cash consideration of $2,527. As at September 30, 2019, there were no outstanding and exercisable warrants (750,000 as at March 31, 2019). As described above, 9,415,910 common shares were issued by the Corporation for the Private Placement and 1,587,301 common shares were issued as part of the consideration for the acquisition of SugarLeaf’s assets as described below.

management discussion and analysis of the financial situation and operating results

CANNABIS BUSINESS UPDATE AND OUTLOOK

Neptune’s vision is to provide great wellness solutions that deliver optimal health and wellness. Our mission is to leverage our scientific and innovation expertise to create and provide our global customers with the best-available nutritional products and wellness solutions. Neptune is active in two segments: (i) Legal cannabis and hemp extracts, products and services and (ii) Nutraceutical turnkey solutions.

Commercialization

Consistent with our strategic focus of providing wellness products while leveraging our know-how, large-scale extraction and application technology capabilities, our objective is to become a world leader in extraction, purification and formulation of value-added cannabis products and hemp extracts. We intend to pursue two business models: (i) Extract and purify cannabis and hemp biomass received from our customers and return concentrated crude oil in a bulk format back to the same customers, and, (ii) Provide turnkey formulation, manufacturing and packaging solutions where we transform cannabinoids extracts into finished products, after which we label, seal and package onsite. These finished products could include tinctures, sprays, topicals, vapor products and edibles and beverages.

Markets – Canada

According to a report published by RBC Capital Markets in December 2018, Canadian spending on cannabis is at similar levels to wine and spirits spending. RBC predicts that the shift away from the illicit market into the legal market is expected to exceed 80% by 2022. The Canadian recreational cannabis market at the wholesale level is expected to reach $3.4 billion by 2022 according to RBC, with the medical market representing an incremental $1 billion. Neptune believes that the Canadian nutraceutical and wellness market for CBD product is also a significant opportunity which could develop over time.

Markets – United-States

According to a report published by Cowen Washington Research Group in February 2019, the hemp extracts and CBD market in the United-States is expected to reach US$16 billion dollar by 2025 which includes nutraceuticals, topicals, beverages, food, beauty and vapor products. In a summary report from HelloMD/Brightfield Group published in 2018, the three main reasons for consuming are anxiety, pain and general relaxation.

Cannabis Business Updates

On January 4, 2019, we received our license to process cannabis from Health Canada. The Health Canada license enables Neptune to handle dried cannabis, to manufacture and purify cannabis extracts and cannabis oil, and to sell its products or services to other license holders. Neptune completed in March 2019 its initial commercial production lots and started shipping cannabis extracts from its licensed GPP (Good Production Practice) facility in Sherbrooke, Quebec to customers.

Our Sherbrooke GPP production facility features robust safety measures and equipment, which allows for enhanced manufacturing practices. We also operate a laboratory at our facility, which allows us to conduct research, new product development and quality control analysis in‑house.

On June 14, 2019, Neptune received license amendments from Health Canada, which include the expansion of cannabis operation areas to include an additional extraction room where Neptune will perform cold ethanol extraction. On October 16, 2019, Neptune announced that its Sherbrooke, Quebec facility started to process biomass using its new cold ethanol equipment. The first shipments of cannabis extracts produced with our ethanol equipment are expected in the third quarter of fiscal 2020, once the final release testing is completed on the first batches that have been extracted. Combined with Neptune’s CO2 extraction line, the Company’s capacity to process biomass is expected to reach an annual run rate of 200,000 kg by the end of November. As indicated previously, Neptune’s current capacity, including the phase II expansion, is fully committed to existing clients.

Starting with Phase II and going forward, Neptune has opted for cold ethanol technology, which could be up to 5x faster than our CO2 equipment and which consumes up to 2x less energy than our CO2 technology. Our cold ethanol process combined with the high level of automation at Neptune’s Sherbrooke facility should position the Company as a low-cost manufacturer in Canada. Additionally Neptune received additional security clearance from Health Canada for our production personnel which should alleviate operational constraints.

management discussion and analysis of the financial situation and operating results

The amendment from Health Canada received on June 14, 2019 also includes expansion for an encapsulation room where Neptune will produce cannabis oil capsules using the Licaps® technology licensed from Lonza Group AG. The encapsulation equipment is commissioned and ready for commercial operations with a capacity of up to 200 million capsules annually. The Licaps® technology supports differentiated product offerings through its various delivery systems, colours and branding possibilities. Furthermore, it is an effective technology for variable and multiple product formulation runs.

As the Canadian market readies itself for new, extract-based product categories expected in late 2019, Neptune announced its Phase 3A capacity expansion on June 12, 2019. Once completed, Phase 3A will add 1,300,000 kg of ethanol extraction capacity and bring Neptune’s total extraction capacity to 1,500,000 kg of biomass annually in Canada. This capacity expansion is necessary to support the execution of Neptune’s growth strategy to become the global leader in cannabis extraction and purification. Neptune will revisit further expansion plans as the global market evolves and demand for cannabis and hemp extracts increase.

The Corporation is also undergoing an expansion at its Sherbrooke facility to establish formulation, manufacturing and packaging infrastructure following the approval of the Board of Directors, on June 12, 2019, of a $7 million investment.

Multi-year Extraction Agreement with Tilray

On June 7, 2019, we entered into a definitive agreement to provide extraction, and purification services to Tilray Inc. ("Tilray"), a global leader in cannabis research, cultivation, production and distribution. We will receive, at our facility in Sherbrooke, cannabis and hemp biomass from Tilray. We provide extraction services producing various extract formats which include crude oil, winterized oil and distillate extracts. Under the terms of the agreement, the minimum volume of biomass to be processed over the three-year term is 125,000 kg, of which the first year is expected to represent 20% of total volumes.

Multi-year Agreement with The Green Organic Dutchman ("TGOD")

On June 12, 2019, we entered into a definitive long-term agreement to provide extraction, formulation and packaging services to TGOD. We will extract and purify cannabinoids and terpenes from cannabis and hemp biomass received from TGOD. These extracts will be transformed into premium certified organic finished products. Under the terms of the contract, TGOD has committed to supply more than 230,000 kg of cannabis and hemp biomass to Neptune spanning a three-year period. Volumes are expected to be back-end loaded with the first year accounting for approximately 20% of the total volumes of the contract.

As part of this contract, most of the active ingredients extracted at Neptune’s Sherbrooke facility will be transformed into value added delivery forms onsite. Neptune will manufacture, package and provide formulation assistance, as required, in multiple product verticals to be sold under TGOD’s brands. Neptune will also formulate and package for TGOD capsules using its Licaps® technology licensed from Lonza.

Acquisition of the Assets of Hemp Processor SugarLeaf

On July 24, 2019, Neptune completed the acquisition of the assets of SugarLeaf. Neptune paid an initial consideration for SugarLeaf of $23,737 (US $18,062), a combination of $15,770 (US $12,000) in cash and $7,967 (US $6,062) or 1,587,301 in common shares. Additionally, by achieving certain annual adjusted EBITDA and other performance targets, earnouts could reach $173,474 (US $132,000). A portion of the earnout is to be paid by the issuance of a fixed number of shares upon the achievement of certain performance targets. The three additional earnout payments are to be paid over the next three years with a combination of cash or common shares, with at least 50% in cash. The initial cash consideration of this transaction was funded with the proceeds of the private placement.

Through SugarLeaf, Neptune established a U.S.-based hemp extract supply chain, gaining a 24,000 square foot facility located in the important U.S. Southeast region. SugarLeaf's cutting-edge cold ethanol technology has a processing capacity of 1,500,000 kg of biomass annually and uses hemp cultivated by licensed American growers consistent with federal and state regulations to yield high-quality full and broad-spectrum hemp extracts. The U.S. market for hemp is developing rapidly and represents a significant opportunity for the consumer products industry.

The passage of the 2018 Farm Bill in 2018, and simultaneous acknowledgment by the U.S. Food and Drug Administration (FDA) of the Generally Recognized As Safe (GRAS) status of three hemp seed-derived ingredients, fuelled the already heightened consumer demand for hemp products, and specifically, hemp extracts. Although the U.S. FDA is currently deliberating their approach on how consumer products containing hemp-derived CBD will be regulated, and the United States Department of Agriculture (USDA) is in the process of developing regulations governing the production of hemp in the U.S., numerous management discussion and analysis of the financial situation and operating results companies are initiating product development strategies to meet demand for these products once a clear path to market is provided by the regulatory agencies. Neptune intends to operate its activities in compliance with applicable state and federal U.S. laws.

On April 15, 2019, Neptune announced that its Solutions Business has begun offering turnkey product development solutions with hemp-derived ingredients to business customers in the United States. A U.S.-based supply chain of licenced hemp extract producers has been established, and initial purchase orders are now being processed. SugarLeaf will be the main supplier for the turnkey product development solutions with hemp-derived ingredients to business customers in the United States.

Launch of Neptune Ventures

On August 14, 2019, Neptune announced the creation of Neptune Ventures, a strategic investment arm and technology incubator which is expected to stimulate innovation and partnerships in the cannabis and wellness industries. Neptune Ventures will support Neptune’s growth into consumer market with investments in Forest Remedies, our consumer brand which includes hemp-derived CBD balms and oils.

Strategic Partnership with American Media LLC.

On October 4, 2019, Neptune announced a new strategic partnership with American Media LLC (“American Media”) to help support the growth of Neptune’s brands in the US., including Forest Remedies™, and OceanO3®. American Media owns and operates leading celebrity and health & fitness media brands such as Men’s Journal®, Us Weekly®, OK!, Life & Style and enthusiast brands including Powder, Surfer and Bike. Their portfolio of brands has a combined total circulation of 5.7+ million and reach 53+ million readers each month. American Media’s wide reach in mobile and online media is impressive with 65+ million unique visitors and 762+ million page views monthly.

Under the terms of the partnership agreement, American Media will provide advertising and creative services to Neptune to support the marketing and commercialization of Neptune’s consumer-facing brands in the U.S. American Media will also have the opportunity to become a shareholder in Neptune. On October 3, 2019, Neptune issued to American Media 3,000,000 warrants, each warrant allowing the holder to purchase one common share of Neptune at an exercise price of US$8.00 per share and with a 5-year expiration date. The warrants will vest proportionally to the services rendered by American Media. Upon exercise of the warrants, American Media will be required to hold the shares acquired for a minimum of 6 months.

Multi-year Extraction Agreement in the U.S.

On October 17, 2019, Neptune announced that it entered into an agreement to provide extraction services to a large U.S.-based farming services operation. Under the contract terms, Neptune will receive hemp biomass to be processed and transformed into crude oil extracts. The 2-year agreement could reach a total value in excess of US$20 million. The first shipment of biomass is expected to arrive at Neptune’s North Carolina facility in the third quarter of fiscal 2020.

Definitive Agreement with International Flavors & Fragrances

On November 11, 2019 Neptune announced that it has entered into a collaboration agreement with International Flavors & Fragrances Inc. (“IFF”) to co-develop hemp-derived CBD products for the mass retail and health & wellness markets. App Connect Service, Inc. (“App Connect”) is also a party to the agreement to provide related branding strategies and promotional activities. In conjunction with the co-development partnership, Neptune will issue to warrants to IFF. Neptune will issue to IFF 2,000,000 warrants, each warrant allowing the holder to purchase one common share of Neptune at an exercise price of USD $12.00 per share with a 5-year expiration date. The issuance of these warrants is subject to Toronto Stock Exchange (“TSX”) approval.

Under this strategic product development partnership, IFF will leverage its intellectual property (IP) for taste, scent and nutrition to provide essential oils and product development resources. Neptune will leverage its proprietary cold ethanol extraction processes and formulation IP to deliver high quality, full- and broad-spectrum extracts for the development, manufacture and commercialization of hemp-derived products, infused with essential oils, for the cosmetics, personal care and household cleaning products markets.

The first products are expected to launch under Neptune’s Forest Remedies brand at U.S. retailers in the first half of calendar 2020. The Initial launch will include a variety of topical products across the aromatherapy category, a market estimated at approximately $3 billion annually. Additional category launches should follow and the total SKU count could ultimately exceed 50 management discussion and analysis of the financial situation and operating results

SKUs. Neptune will be responsible for the marketing and sale of the products. Neptune will record revenues from product sales and in turn will pay a royalty to each of IFF and App Connect associated with the sales of co-developed products.

App Connect is a company indirectly controlled by Michael Cammarata, CEO and Director of Neptune. As a result, the payment of royalties to App Connect under the agreement as contemplated above is also subject to TSX approval.

SEGMENT DISCLOSURES

The Corporation’s reportable segments are the nutraceutical and the cannabis segments. The nutraceutical segment offers turnkey solutions including services such as raw material sourcing, formulation, quality control and quality assurance primarily for omega-3 and hemp-derived ingredients under different delivery forms such as softgels, capsules and liquids. In the cannabis segment, Neptune provides extraction and purification services from cannabis and hemp biomass. The Company also offers formulation and manufacturing solutions for value added product forms such as tinctures, sprays, topicals, vapor products and edibles and beverages.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment income (loss) from operating activities before corporate costs, as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker, as management believes that such information is the most relevant in evaluating the results of our segments relative to other entities that operate within these industries. As a result, our segment reporting presents segment income (loss) from operating activities before corporate costs, in order to better reflect the performance of each segment that are reviewed by the Chief Operating Decision Maker.

The Sherbrooke and North Carolina facilities are used for the extraction, purification and formulation of cannabis and hemp oil extracts and are presented under the cannabis segment information.

management discussion and analysis of the financial situation and operating results

Selected financial information by segment is as follows:

The following tables show selected financial information by segments:

Three-month period ended September 30, 2019

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	5,149	1,220	143	6,512
Gross profit	1,596	(1,730)	143	9

R&D expenses, net of tax credits and grants	(75)	(466)		(541)
SG&A expenses	(1,131)	(1,727)		(2,858)
Segment income (loss) from operating activities before corporate expenses	390	(3,923)	143	(3,390)

Unallocated costs:
Corporate general and administrative expenses			(13,924)	(13,924)
Net finance costs			(3,488)	(3,488)
Income tax recovery			27	27
Net loss				(20,775)

Adjusted Segment EBITDA[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	390	(3,923)
Add:
Depreciation and amortization	169	1,842
Stock-based compensation	125	341
Adjusted Segment EBITDA[1]	684	(1,740)

Adjusted EBITDA[1] reconciliation
Net loss				(20,775)
Add (deduct):
Depreciation and amortization				2,133
Net finance costs				3,488
Stock-based compensation				7,879
Litigation provisions				79
Acquisition costs				1,792
Severance and related costs[2]				850
Income tax recovery				(27)
Adjusted EBITDA[1]				(4,581)

1 The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.

2 Refer to Change in Management Team section above.

management discussion and analysis of the financial situation and operating results

Three-month period ended September 30, 2018

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	7,071	-		7,071
Gross profit	2,357	-		2,357

R&D expenses, net of tax credits and grants	(99)	(1,590)		(1,689)
SG&A expenses	(1,095)	(479)		(1,574)
Segment income (loss) from operating activities before corporate expenses	1,163	(2,069)		(906)

Unallocated costs:
Corporate general and administrative expenses			(1,915)	(1,915)
Net finance costs			(54)	(54)
Income tax expense			(175)	(175)
Net loss				(3,050)

Adjusted Segment EBITDA[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	1,163	(2,069)
Add:
Depreciation and amortization	188	495
Stock-based compensation	114	256
Adjusted Segment EBITDA[1]	1,465	(1,318)

Adjusted EBITDA[1] reconciliation
Net loss				(3,050)
Add (deduct):
Depreciation and amortization				734
Net finance costs				54
Stock-based compensation				859
Income tax expense				175
Adjusted EBITDA[1]				(1,228)

1 The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Six-month period ended September 30, 2019

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	9,442	1,259	172	10,873
Gross profit	2,946	(3,822)	172	(704)

R&D expenses, net of tax credits and grants	(168)	(715)		(883)
SG&A expenses	(2,143)	(2,076)		(4,219)
Segment income (loss) from operating activities before corporate expenses	635	(6,613)	172	(5,806)

Unallocated costs:
Corporate general and administrative expenses			(17,892)	(17,892)
Net finance costs			(3,607)	(3,607)
Income tax recovery			78	78
Net loss				(27,227)

Adjusted Segment EBITDA[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	635	(6,613)
Add:
Depreciation and amortization	336	2,636
Stock-based compensation	242	614
Adjusted Segment EBITDA[1]	1,213	(3,363)

Adjusted EBITDA[1] reconciliation
Net loss				(27,227)
Add (deduct):
Depreciation and amortization				3,216
Net finance costs				3,607
Stock-based compensation				8,736
Litigation provisions				160
Acquisition costs				2,159
Severance and related costs[3]				1,263
Income tax recovery				(78)
Adjusted EBITDA[1]				(8,164)

Total assets	21,975	198,642	33,265	253,882
Cash, cash equivalents and short-term investment	492	245	23,662	24,399
Working capital[2]	6,334	(21,894)	19,177	3,617

1 The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

3 Refer to Change in Management Team section above.

management discussion and analysis of the financial situation and operating results

Six-month period ended September 30, 2018

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	12,240	–		12,240
Gross profit	3,851	–		3,851

R&D expenses, net of tax credits and grants	(186)	(3,179)		(3,365)
SG&A expenses	(2,183)	(976)		(3,159)
Segment income (loss) from operating activities before corporate expenses	1,482	(4,155)		(2,673)

Unallocated costs:
Corporate general and administrative expenses			(4,183)	(4,183)
Net finance costs			(202)	(202)
Income tax expense			(92)	(92)
Net loss				(7,150)

Adjusted Segment EBITDA[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	1,482	(4,155)
Add:
Depreciation and amortization	374	1,011
Stock-based compensation	244	524
Adjusted Segment EBITDA[1]	2,100	(2,620)

Adjusted EBITDA[1] reconciliation
Net loss				(7,150)
Add (deduct):
Depreciation and amortization				1,488
Net finance costs				202
Stock-based compensation				1,884
Income tax expense				92
Adjusted EBITDA[1]				(3,484)

Total assets	24,206	45,797	28,338	98,341
Cash, cash equivalents and short-term investments	2,394	–	18,070	20,464
Working capital[2]	3,172	(1,093)	17,126	19,205

1 The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

Key ratios of the nutraceutical segment

	Three-month periods ended		Six-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Key ratios (in % of total revenues):
Gross margin	31%	33%	31%	31%
R&D expenses net of tax credits and grants	1%	1%	2%	2%
SG&A expenses	22%	15%	23%	18%

OPERATING RESULTS OF THE NUTRACEUTICAL SEGMENT

Revenues

Total revenues for the three-month period ended September 30, 2019 amounted to $5,149, representing a decrease of $1,922 or 27% compared to $7,071 for the three-month period ended September 30, 2018 and in comparison with the first quarter ended June 30, 2019, the increase amounted to $788 or a growth of 18%. Total revenues for the six-month period ended September 30, 2019 amounted to $9,442, representing a decrease of $2,798 or 23% compared to $12,240 for the six-month period ended September 30, 2019. The decrease for the three-month and six-month periods ended September 30, 2019 was attributable to timing of orders of our nutrition business. For the third quarter, which will end on December 31, 2019, we are expecting a growth of at least 20% in revenues of the nutraceutical segment in comparison with the three-month period ended September 30, 2019.

Total revenues for the three-month period ended September 30, 2019 include $348 of royalty revenues compared to $488 for the three-month period ended September 30, 2018. Total revenues for the six-month period ended September 30, 2019 include $690 of royalty revenues compared to $758 for the six-month period ended September 30, 2018. Royalty streams come from licensing agreements on MaxSimil® and on an existing licensing agreement that was excluded from the sale of assets that occurred in 2017. The decrease of royalty revenues for the three-month and six-month periods ended September 30, 2019 is related to the timing of sales of our license.

Gross Profit

Gross profit is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products, including sub-contractors, freight expenses and duties on raw materials, storage and handling costs and lab testing on raw materials and finish goods.

Gross profit for the three-month period ended September 30, 2019 amounted to $1,596 compared to $2,357 for the three-month period ended September 30, 2018. Gross profit for the six-month period ended September 30, 2019 amounted to $2,946 compared to $3,851 for the six-month period ended September 30, 2018. The decrease in gross profit for the three-month and six-month periods ended September 30, 2019 compared to the same periods ended September 30, 2018 was directly related to the decrease in sales and royalty revenues as explained above.

Gross margin decreased from 33% for the three-month period ended September 30, 2018 to 31% for the three-month ended September 30, 2019. The decrease of 200 basis points in gross margin versus the comparative period last year is mainly related to products revenue mix and a decrease in royalty revenues. Gross margin was 31% for the six-month periods ended September 30, 2019 and September 30, 2018, stable year-over-year.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses amounted to $1,131 in the three-month period ended September 30, 2019 compared to $1,095 for the three-month period ended September 30, 2018. SG&A expenses amounted to $2,143 in the six-month period ended September 30, 2019 compared to $2,183 for the six-month period ended September 30, 2018, mostly stable year-over-year.

management discussion and analysis of the financial situation and operating results

Adjusted Segment EBITDA1 before corporate expenses

Adjusted Segment EBITDA of the nutraceutical segment amounted to $684 for the three-month period ended September 30, 2019, a decrease of $781 compared to an adjusted Segment EBITDA of $1,465 for the three-month period ended September 30, 2018. Adjusted Segment EBITDA of the nutraceutical segment amounted to $1,213 for the six-month period ended September 30, 2019, a decrease of $887 compared to an adjusted Segment EBITDA of $2,100 for the six-month period ended September 30, 2018. The decrease in Adjusted segment EBITDA for the three-month and six-month periods ended September 30, 2019 compared to the three-month and six-month periods ended September 30, 2018 is mainly attributable to the gross profit decrease as explained above.

OPERATING RESULTS OF THE CANNABIS SEGMENT

Revenues

Neptune commenced commercial cannabis extraction at its Sherbrooke, Quebec facility during the fourth quarter of fiscal year 2019. Our CO2 extraction equipment was in operations during the current quarter to process cannabis biomass and extract cannabinoids. Revenues include the operations of SugarLeaf for which Neptune started consolidating results on July 24, 2019. Total revenues for the three-month and six-month periods ended September 30, 2019 attributable to the cannabis segment amounted to $1,220 and $1,259, respectively. Neptune has received license amendments from Health Canada enabling the Corporation to expand its extraction capacity using cold ethanol extraction technology and has started, in October 2019, to process biomass using the cold ethanol equipment, which should accelerate revenue growth.

Gross Profit

Total gross profit attributable to the cannabis segment for the three-month and six-month periods ended September 30, 2019 was ($1,730) and ($3,822), respectively. Included in cost of goods sold are the Corporation’s fixed costs and overhead of the Sherbrooke and North Carolina facilities and related depreciation and amortization expenses, both of which represent the majority of the cost of goods sold for the three-month and six-month periods ended September 30, 2019.

Research and Development (R&D) Expenses Net of Tax Credits and Grants

R&D expenses net of tax credits and grants of the cannabis segment amounted to $466 in the three-month period ended September 30, 2019 compared to $1,590 for the three-month period ended September 30, 2018. R&D expenses net of tax credits and grants of the cannabis segment amounted to $715 in the six-month period ended September 30, 2019 compared to $3,179 for the six-month period ended September 30, 2018. The decrease for the three-month and six-month periods ended September 30, 2019 is mainly related to the reclassification of salaries and benefits and facility costs and overhead which are now presented in cost of sales since commercial operations commenced.

Depreciation and amortization of nil and stock-based compensation of $102 for the three-month period ended September 30, 2019 are included in this R&D amount compared to respectively $495 and $109 for the three-month period ended September 30, 2018. Depreciation and amortization of nil and stock-based compensation of $171 for the six-month period ended September 30, 2019 are included in this R&D amount compared to respectively $1,011 and $215 for the six-month period ended September 30, 2018. Depreciation and amortization of the facility and extraction and laboratory equipment is now presented under cost of sales.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses of the cannabis segment amounted to $1,727 in the three-month period ended September 30, 2019 compared to $479 for the three-month period ended September 30, 2018. SG&A expenses of the cannabis segment amounted to $2,076 in the six-month period ended September 30, 2019 compared to $976 for the six-month period ended September 30, 2018. The increase in SG&A expenses for the three-month and six-month periods ended September 30, 2019 is partly due to the acquisition of SugarLeaf and the continued increase in employee count to support the Corporation’s growth plans.

Stock-based compensation of $133 and $266, respectively, for the three-month and six-month periods ended September 30, 2019 are also included in this SG&A amount compared to $147 and $309, respectively, for the three-month and six-month periods ended September 30, 2018.

[1] The Adjusted Segment EBITDA is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Adjusted Segment EBITDA1 before corporate expenses

Adjusted Segment EBITDA amounted to ($1,740) for the three-month period ended September 30, 2019 compared to ($1,318) for the three-month period ended September 30, 2018. Adjusted Segment EBITDA amounted to ($3,363) for the six-month period ended September 30, 2019 compared to ($2,620) for the six-month period ended September 30, 2018. The decrease in Adjusted Segment EBITDA for the three-month and six-month periods ended September 30, 2019 is attributable to the operating loss of SugarLeaf and investments made in the cannabis segment to grow the workforce in anticipation of increased sales volumes.

Acquisition of the Assets of SugarLeaf

On July 24, 2019, Neptune completed the acquisition of the assets of SugarLeaf. Neptune paid an initial consideration for SugarLeaf of $23,737 (US $18,062), a combination of $15,770 (US $12,000) in cash and $7,967 (US $6,062) or 1,587,301 in common shares. Additionally, by achieving certain annual adjusted EBITDA and other performance targets, earnouts could reach $173,474 (US $132,000). A portion of the earnout is to be paid by the issuance of a fixed number of shares upon the achievement of certain performance targets. The three additional earnout payments are to be paid over the next three years with a combination of cash or common shares, with at least 50% in cash.

The Corporation has included $114,966 as contingent consideration, which represents its fair value at the date of acquisition, net of the initial consideration paid. Of the total contingent consideration, an amount of $20,590 has been classified as contributed surplus, representing the fair value at the date of acquisition of the fixed number of shares that are required to be issued upon the achievement of certain performance targets. The contingent consideration classified as contributed surplus will not be remeasured and settlement is accounted for in equity. Contingent consideration of $94,376 was classified as a liability representing the present value of the expected payout in cash or common shares for the earnouts of the next three years. The contingent consideration classified as a liability will be remeasured at fair value at each reporting date and subsequent changes to the fair value will be recognized in the statement of earnings.

The acquisition has been accounted for using the acquisition method with the results of the operations of SugarLeaf being included in the consolidated financial statements since the date of acquisition. The contingent consideration liability is included in Level 3 of the fair value hierarchy. The fair value is determined considering the expected earnout payments, discounted to present value using a risk-adjusted discount rate of 16% for cash based payments and 26.3% for earnout payments payable in cash or common shares. The risk-adjusted discount rate was calculated based on SugarLeaf’s weighted average cost of capital. The key unobservable inputs used related to the risk-adjusted discount rate, forecasted sales growth and EBITDA, growth margin as well as projected selling, general and administrative expenses.

Varying the above risk-adjusted discount rate to reflect a 1% movement would have the following effects on the contingent consideration, assuming that all other variables remained constant:

	Increase	Decrease
Effect of change in assumption on:
Contingent consideration - Classified as a liability	$(1,077)	$1,106
Contingent consideration - Classified as contributed surplus	(56)	57
	$(1,133)	$1,163

The initial cash consideration of this transaction was funded with the proceeds of the private placement. On July 18, 2019, the Corporation completed a private placement of 9,415,910 common shares with both existing and new institutional investors resulting in gross proceeds to the Corporation of approximately $53,971 (US $41,430 million). Transaction costs related to the private placement amounted to approximately $2,510 million resulting in net proceeds of $51,461 million.

[1] The Adjusted Segment EBITDA is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

The following table summarizes the purchase price of the acquisition, the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date:

Assets acquired
Trade and other receivables	$151
Inventories	1,131
Property and equipment	2,007
Right-of-use asset	500
Customer relationships	9,173
Farmer relationships	12,209
25,171

Liabilities assumed
Trade and other payables	$126
Lease liability	523
649

Net assets acquired	24,522

Goodwill	115,747

Gross purchase consideration	$140,269

Less: Settlement of pre-existing relationship	(1,566)

Purchase price	$138,703

Consist of:
Cash	$15,770
Common shares	7,967
Contingent consideration - Classified as a liability	94,376
Contingent consideration - Classified as contributed surplus	20,590
Purchase price	$138,703

From the date of acquisition, the SugarLeaf business has contributed $252 to the consolidated revenue for the three-month period ended September 30, 2019 and $4,789 to the consolidated net loss for the three-month period ended September 30, 2019 of the Corporation. Had this business combination been effected as at the beginning of the 2020 fiscal year, management estimates that the Corporation’s consolidated revenues for the three-month and six-month periods ended September 30, 2019 would have been approximately $6,571 and $11,520, respectively, and the consolidated net loss for the three-month and six-month periods would have been approximately $19,829 and $28,327, respectively. The Corporation considers these pro-forma figures to represent an initial approximate measure of the performance of the combined Corporation and to provide an initial reference point of comparisons in future periods. In determining these amounts, management has assumed the fair value adjustments, determined provisionally, and acquisition costs related to this business combination, would have been the same as if the acquisition would have occurred on April 1st, 2019.

Neptune and SugarLeaf were parties to a pre-existing agreement under which Neptune made prepayments for the purchase of product from SugarLeaf of $1,566. The pre-existing relationship was effectively terminated when Neptune acquired SugarLeaf.

Acquisition-related costs for the three-month and six-month periods ended September 30, 2019 of $1,792 and $2,159 have been excluded from the consideration transferred and have been recognized as an expense within selling, general and administrative expenses in the consolidated statement of earnings and comprehensive loss and within the corporate segment.

management discussion and analysis of the financial situation and operating results

The goodwill recognized in connection with this acquisition is primarily attributable to synergies with existing business, and other intangibles that do not qualify for separate recognition including assembled workforce. Goodwill has been allocated to the cannabis segment, which represents the lowest level at which goodwill is monitored internally. Goodwill and intangible assets are deductible for income tax purposes.

As at September 30, 2019, this purchase price allocation is preliminary. The final purchase price allocation could result in changes to the fair value of assets acquired and liabilities assumed.

CONSOLIDATED RESULTS

Corporate general and administrative expenses

The Corporate general and administrative expenses are amounts that are not allocated to the segments and consist of the following types of expenses: salaries and benefits of administration and marketing departments, including board of directors, corporate and legal fees, professional fees, communications and investor relations, and expenses related to head office such as rent, insurance and human resources expenses. Corporate general and administrative expenses amounted to $13,924 for the three-month period ended September 30, 2019 compared to $1,915 for the three-month period ended September 30, 2018, an increase of $12,009. Corporate general and administrative expenses amounted to $17,892 for the six-month period ended September 30, 2019 compared to $4,183 for the six-month period ended September 30, 2018, an increase of $13,709. The increase for the three-month period ended September 30, 2019 is mainly attributable to an increase in stock-based compensation of $7,020 and severance and related costs of $850 related to the CEO change, an increase in litigation legal fees of $937 and acquisition costs of $1,792. The increase for the six-month period ended September 30, 2019 is mainly attributable to an increase in stock-based compensation of $6,851 and severance and related costs of $1,263 related to the CEO change, an increase in litigation legal fees of $1,487 and acquisition costs of $2,159.

Net finance costs

The net finance costs amounted to $3,488 for the three-month period ended September 30, 2019 compared to $54 for the three-month period ended September 30, 2018, a change of $3,434. The net finance costs amounted to $3,607 for the six-month period ended September 30, 2019 compared to $202 for the six-month period ended September 30, 2018, an increase of $3,405. The increase in net finance costs for the three-month and six-month periods ended September 30, 2019 is mainly attributable to an accretion expense of $4,083 recorded on the contingent consideration and to finance costs on lease liabilities following the adoption of IFRS 16 (refer to "Changes in Accounting Policies and Future Accounting Changes") and a decrease in finance income. The increase in net finance costs is partially offset by a foreign exchange gain due to receiving gross proceeds on the private placement in US dollars.

Income taxes

The net loss of the three-month period ended September 30, 2019 includes an income tax recovery of $27 compared to an income tax expense of $175 for the three-month period ended September 30, 2018. The net loss of the six-month period ended September 30, 2019 includes an income tax recovery of $78 compared to an income tax expense of $92 for the six-month period ended September 30, 2018.

Adjusted EBITDA1

Adjusted EBITDA decreased by $3,353 for the three-month period ended September 30, 2019 to an Adjusted EBITDA of ($4,581) compared to the three-month period ended September 30, 2018. Adjusted EBITDA decreased by $4,680 for the six-month period ended September 30, 2019 to an Adjusted EBITDA of ($8,164) compared to the six-month period ended September 30, 2018. The decrease in Adjusted EBITDA for the three-month and six-month periods ended September 30, 2019 compared to the same periods ended September 30, 2018 is mainly attributable to investments made in the cannabis segment to grow the workforce in anticipation of increased sales volume as well as an increase in salaries and benefits. The decrease can also be explained by an increase in litigation legal fees and the operating loss of SugarLeaf. The decrease of Adjusted EBITDA is partially offset by a decrease in R&D expenses net of tax credits and grants before stock-based compensation and depreciation and amortization.

[1] The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Net loss

The Corporation realized a net loss for the three-month period ended September 30, 2019 of $20,775 compared to $3,050 for the three-month period ended September 30, 2018, an increase of $17,725. The Corporation realized a net loss for the six-month period ended September 30, 2019 of $27,227 compared to $7,150 for the six-month period ended September 30, 2018, an increase of $20,077. The increase in the net loss for the three-month and six-month periods ended September 30, 2019 is mainly attributable to an increase in stock-based compensation expense related to the change in CEO, depreciation and amortization as well as for the same reasons as stated in the Adjusted EBITDA section above.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Our operations, R&D program, investment in cannabis activities, capital expenditures and acquisitions are mainly financed through the cash that came from the gross proceeds of the private placement, the sale of the krill business, cash flows from operating activities and liquidities, as well as the issuance of debt and common shares.

Operating Activities

During the three-month period ended September 30, 2019, the cash used in operating activities amounted to $9,315. The cash flows used by operations before the change in operating assets and liabilities amounted to $6,979. The change in operating assets and liabilities amounting to $2,336, mainly resulting from investment in inventories and trade and other receivables offset by prepaid expenses and trade and other payables which reduced the cash flows used by operations to the negative said amount of $9,315. This use of cash in operating activities mainly reflects the investment of the Corporation in the cannabis business development, the acquisition expenses and the expenses related to the change in CEO.

During the three-month period ended September 30, 2018, the cash used in operating activities amounted to $719. The cash flows used by operations before the change in operating assets and liabilities amounted to $1,259. The change in operating assets and liabilities amounting to $540, mainly resulting from variations in inventories, trade and other payables and deferred revenues, reduced the cash flows used by operations to $719. This use of cash in operating activities mainly reflects the investment of the Corporation in the cannabis business development.

During the six-month period ended September 30, 2019, the cash used in operating activities amounted to $15,474. The cash flows used by operations before the change in operating assets and liabilities amounted to $11,474. The change in operating assets and liabilities amounting to $4,001, mainly resulting from investment in inventories and trade and other receivables offset by prepaid expenses and trade and other payables which reduced the cash flows used by operations to the negative said amount of $15,474. This use of cash in operating activities mainly reflects the investment of the Corporation in the cannabis business development.

During the six-month period ended September 30, 2018, the cash used in operating activities amounted to $2,977. The cash flows used by operations before the change in operating assets and liabilities amounted to $3,636. The change in operating assets and liabilities amounting to $659, mainly resulting from variations in trade and other receivables, inventories, prepaid expenses, trade and other payables and deferred revenues, reduced the cash flows used by operations to $2,977. This use of cash in operating activities mainly reflects the investment of the Corporation in the cannabis business development.

Investing Activities

During the three-month period ended September 30, 2019, the cash flows used for investing activities were mainly for acquisition of Sugarleaf ($15,770) as well as acquisitions of property, plant and equipment (PPE) ($3,032) required at the Sherbrooke and North Carolina facilities for the cannabis business and acquisition of intellectual property ($95). Investing activities also include interest received of $64.

During the three-month period ended September 30, 2018, the cash flows used for investing activities were mainly for acquisition of PPE ($1,961), computer software ($63) related to the work on site security and CO2 extraction equipment of the cannabis business and the payment of a licence agreement ($66). Investing activities also include interest received of $70.

During the six-month period ended September 30, 2019, the cash flows used for investing activities were mainly for acquisition of Sugarleaf ($15,770) as well as acquisitions of property, plant and equipment (PPE) ($4,962) required at the Sherbrooke and management discussion and analysis of the financial situation and operating results

North Carolina facilities for the cannabis business and acquisition of intellectual property ($170). Investing activities also include interest received of $83.

During the six-month period ended September 30, 2018, the cash flows used for investing activities were mainly for acquisition of PPE ($3,859), computer software ($63) related to the work on site security and CO2 extraction equipment of the cannabis business and payment of a licence agreement ($90). Investing activities also include interest received of $134.

Financing Activities

During the three-month period ended September 30, 2019, the financing activities generated $46,721 of cash mainly for the net proceeds of the private placement for $51,461, the exercise of options and warrants of the Corporation for $137, partially offset by the repayment of loans and borrowings of $2,689, the repayment of the bank line of credit of $1,980, the payment of lease liabilities of $94 and for interest paid of $113.

During the three-month period ended September 30, 2018, the financing activities generated $356 of cash mainly for the exercise of options of the Corporation for $719 and the use of line of credit for $80, partially offset by the repayment of loans and borrowings of $368 and for interest paid of $75.

During the six-month period ended September 30, 2019, the financing activities generated $50,372 of cash mainly for the net proceeds of the private placement for $51,461, the exercise of options and warrants of the Corporation for $2,863, partially offset by the repayment of loans and borrowings of $2,957, the repayment of the bank line of credit of $620, the payment of lease liabilities of $176 and for interest paid of $198.

During the six-month period ended September 30, 2018, the financing activities generated $627 of cash mainly for the exercise of options of the Corporation for $1,415 and the use of line of credit for $100, partially offset by the repayment of loans and borrowings of $737 and for interest paid of $152.

At September 30, 2019, the Corporation’s liquidity position, consisting of cash and cash equivalents, was $24,363. The Corporation also has a short-term investment of $36. Neptune is evaluating options to fund its growth with a focus on prudence and minimizing equity dilution.

On November 6, 2019, Neptune closed a revolving line of credit with a large Canadian financial institution for an amount of $5 million to support the nutraceutical segment.

management discussion and analysis of the financial situation and operating results

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for the three-month and six-month periods ended September 30, 2019 and 2018. Variations in these amounts have been explained in the segment disclosures section above.

	Three-month periods ended		Six-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
	$	$	$	$
Total revenues	6,512	7,071	10,873	12,240
Adjusted EBITDA[1]	(4,581)	(1,228)	(8,164)	(3,484)
Net loss	(20,775)	(3,050)	(27,227)	(7,150)
Net loss attributable to equity holders of the Corporation	(20,775)	(3,050)	(27,227)	(7,150)
Basic and diluted loss per share	(0.23)	(0.04)	(0.32)	(0.09)

Total assets			253,882	98,341
Working capital[2]			3,617	19,205
Non-current financial liabilities			77,183	320
Equity attributable to equity holders of the Corporation			138,777	84,698

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

As explained in other sections, the Corporation revenues are primarily generated by the nutraceutical and cannabis segments. Quarterly data is presented below.

	September 30,	June 30,	March 31,	December 31,
	2019	2019	2019	2018
	$	$	$	$
Total Revenues	6,512	4,361	5,664	6,538
Adjusted EBITDA[1]	(4,581)	(3,583)	(2,707)	(1,923)
Net loss	(20,775)	(6,452)	(12,384)	(3,658)
Net loss attributable to equity holders of the Corporation	(20,775)	(6,452)	(12,384)	(3,658)
Basic and diluted loss per share	(0.23)	(0.08)	(0.16)	(0.05)

	September 30,	June 30,	March 31,	December 31,
	2018	2018	2018	2017
	$	$	$	$
Total Revenues	7,071	5,168	7,005	7,315
Adjusted EBITDA[1]	(1,228)	(2,257)	(1,802)	(5,442)
Net income (loss)	(3,050)	(4,100)	(4,752)	1,341
Net income (loss) attributable to equity holders of the Corporation	(3,050)	(4,100)	(4,752)	4,755
Basic and diluted income (loss) per share	(0.04)	(0.05)	(0.06)	0.06

1 The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

The net income for the quarter ended December 31, 2017 includes a gain on loss of control of the subsidiary Acasti of $8,784. The net loss for the quarter ended March 31, 2018 includes an impairment loss on inventories of $658. The decrease in revenues for the quarter ended March 31, 2019 is related to a decrease in royalty revenues and in solutions business and the net loss includes litigation provisions of $7,930. The net loss for the quarter ended June 30, 2019 includes severance and related costs of $412, acquisition costs of $367 and litigations legal fees of $1,037. The net loss for the quarter ended September 30, 2019 includes stock-based compensation of $7,879, acquisition costs of $1,792, depreciation and amortization of $2,133, severance and related costs of $850, accretion expense on contingent consideration of $4,083 and litigation legal fees of $561.

CONSOLIDATED FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at September 30, 2019 compared to March 31, 2019:

Accounts	Increase (Reduction)	Comments
Cash and cash equivalents	14,544	Refer to "Consolidated liquidity and capital resources"
Trade and other receivables	975	Timing of receipt of accounts receivables and acquisition of SugarLeaf
Prepaid expenses	228	Renewal of services and acquisition of SugarLeaf
Inventories	3,999	Increase of raw materials for incoming sales orders and acquisition of SugarLeaf
Other assets	(2,835)	Portion of investment in Acasti transferred as part of settlement of a litigation
Property, plant and equipment	6,351	Improvement to Sherbrooke facility for cannabis business net of depreciation, increase due to acquisition of SugarLeaf
Right-of-use of assets	1,515	Adoption of IFRS 16 - Leases. Refer to "Changes in Accounting Policies and Future Accounting Changes." Acquisition of SugarLeaf
Intangible assets	19,829	Intangible assets recognized on acquisition of SugarLeaf. Refer to "Acquisition of the Assets of SugarLeaf." Slightly offset by amortization of intangible asset
Goodwill	115,747	Goodwill recognized on acquisition of SugarLeaf. Refer to "Acquisition of the Assets of SugarLeaf"
Other non-current asset	3,320	Increase in fair value of the investment in Acasti
Trade and other payables	3,163	Increase in purchases related to inventories and PPE net of payment and acquisition costs and acquisition of SugarLeaf
Lease liabilities	1,722	Adoption of IFRS 16 - Leases. Refer to "Changes in Accounting Policies and Future Accounting Changes." Increase due to acquisition of SugarLeaf
Loans and borrowings	(3,467)	Repayments on loans with funds obtained from Private Placement. Refer to "Use of funds"
Deferred revenues	341	Increase of deferred revenues
Provisions	(7,027)	Reclassification in trade and other payables, settlement in common shares and transfer of investment in Acasti
Deferred lease inducements	(208)	Adoption of IFRS 16 - Leases. Refer to "Changes in Accounting Policies and Future Accounting Changes"
Long-term payables	(249)	Reclassification in trade and other payables
Contingent consideration	99,164	Contingent consideration recognized on acquisition of SugarLeaf. Refer to "Acquisition of the Assets of SugarLeaf."
Other liability	508	Increase in long-term incentive to the CEO

See the statement of changes in equity in the consolidated financial statements for details of changes to the equity accounts from March 31, 2019.

management discussion and analysis of the financial situation and operating results

CONSOLIDATED CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of financial liabilities and other contracts as at September 30, 2019:

						September 30, 2019
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables and long-term payables	$12,289	$12,289	$11,682	$607	$–	$–
Lease liabilities*	1,722	2,017	533	1,021	438	25
Contingent consideration	99,164	156,244	29,759	126,485	–	–
Research and development contracts	–	605	605	–	–	–
Purchase obligation	–	1,846	1,846	–	–	–
Other liability	508	19,862	–	–	–	19,862
Other agreements	–	955	353	344	258	–
	$113,683	$193,818	$44,778	$128,457	$696	$19,887

*Includes interest payments to be made on lease liabilities corresponding to discounted effect.

CONTINGENCIES

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follows:

(i)

Under the terms of an agreement entered into with a corporation controlled by the Former CEO of the Corporation, the Corporation should pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. Some of the terms of this agreement are being disputed. Based on currently available information, a provision of $938 has been recognized for this claim as of September 30, 2019.

(ii)

The Corporation initiated arbitration in August 2014 against a krill oil customer that owed approximately $4,899 (US$3,700). The full amount of trade receivable was written-off in February 2015. This customer is counterclaiming a sum in damages. During the year ended March 31, 2019, the counterclaim amount was amended to $180 million (AUD$201 million). The Corporation intends to continue to pursue its claim for unpaid receivable and to vigorously defend against this amended counterclaim. Arbitration for the hearing occurred in July 2019. The Corporation is waiting for the arbitral award. Based on currently available information, no provision has been recognized for this case as of September 30, 2019.

The outcome of these claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation.

PROVISIONS

On May 10, 2019, Neptune announced a settlement with the former CEO of the Corporation. Pursuant to the agreement entered, Neptune agreed to issue 600,000 common shares from treasury (in accordance with securities regulation) and transfer 2,100,000 shares of Acasti held by the Corporation to the Former CEO. As at March 31, 2019, the common shares of Acasti transferable to the Former CEO of $2,835 were presented as current other assets in the statement of financial position. In addition, Neptune agreed to reimburse nominal legal fees.

As at March 31, 2019, a provision of $5,835 was recorded in the consolidated statement of financial position relating to this settlement. During the six-month period ended September 30, 2019, the 2,100,000 shares in Acasti held by the Corporation were transferred and the 600,000 common shares from treasury were issued to the Former CEO. Neptune received full and final release on all claims in connection with this case.

management discussion and analysis of the financial situation and operating results

CHANGES IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

The accounting policies and basis of measurement applied in the consolidated interim financial statements for the three-month and six-month periods ended September 30, 2019 and 2018 are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2019, except as disclosed below.

The Corporation has initially adopted IFRS 16, Leases and IFRIC 23, Uncertainty over Income Tax Treatments as at April 1st, 2019. The Corporation has disclosed additional information regarding its basis of presentation and its foreign currency and revenue accounting policies. Further information can be found in Note 3 of the consolidated interim financial statements for the three-month and six-month periods ended September 30, 2019 and 2018. The adoption of IFRS 16 had a significant effect on the Corporation’s consolidated interim financial statements.

A number of new standards, amendments to standards and interpretations, are not yet effective for the three-month and six-month periods ended September 30, 2019, and have not been applied in preparing the consolidated interim financial statements. Management does not expect that any of the new standards and amendments to existing standards issued but not yet effective would have a material impact on the Corporation’s consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES (“DC&P”) AND INTERNAL CONTROL OVER FINANCIAL REPORTING (“ICFR”)

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by Mr. Michael Cammarata, in his capacity as Chief Executive Officer (‟CEO”) and Mr. Mario Paradis, in his capacity as Chief Financial Officer (‟CFO”) that, among other things, report on the design of DC&P and the design of ICFR.

There have been no changes in the Corporation’s ICFR during the three-month period ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect ICFR.

Limitation on scope of design

The Corporation has limited the scope of its DC&P and ICFR to exclude controls, policies and procedures of a business acquired not more than 365 days before the last day of the period covered by the interim filing. The Corporation elected to exclude the SugarLeaf business acquired as allowed by National Instrument 52-109.

The table below presents the summary financial information included in the Corporation’s Consolidated Interim Financial Statements for the excluded acquired business:

SugarLeaf	July 24 -
Selected financial information from the statement of earnings	September 30, 2019

Total revenues	$252
Loss from operating activities (1)	1,243

(1) Excludes acquisition related costs incurred.

SugarLeaf	As at
Selected financial information from the statement of financial position	September 30, 2019

Total current assets	$3,711
Total non-current assets	140,798
Total current liabilities	25,796
Total non-current liabilities	75,092

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form and Form 40-F, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Additional risks and uncertainties, including those that the Corporation is unaware of or that are currently deemed immaterial, may also become important factors that affect the Corporation and its business. If any such risks actually occur, the Corporation’s business, financial condition and results of operations could be materially adversely affected.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at November 8, 2019, the total number of common shares issued and outstanding is 93,597,199 and the Corporation’s common shares were being traded on the TSX and on NASDAQ Capital Market under the symbol ‟NEPT”. There are also 18,563,903 options, 108,053 deferred share units, 2,566,666 restricted share units and 5,000,000 warrants outstanding. Each option, restricted share unit, deferred share unit and warrant is exercisable into one common share to be issued from treasury of the Corporation.